EXHIBIT 99.1

Jyseleca® (filgotinib) approved in Japan for rheumatoid arthritis

Filgotinib demonstrates durable efficacy and consistent safety profile through 52 weeks in clinical trials

Mechelen, Belgium; 25 September 2020, 08.00 CET – Galapagos NV (Euronext & NASDAQ: GLPG) reports that Gilead Sciences, Inc. (Nasdaq: GILD) and Eisai Co., Ltd. (Tokyo, Japan) today announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) has granted Gilead K.K. (Tokyo, Japan) regulatory approval of Jyseleca® (filgotinib 200 mg and 100 mg tablets), a once-daily, oral, JAK1 inhibitor for the treatment of rheumatoid arthritis (RA) in patients who have had an inadequate response to conventional therapies, including the prevention of structural joint damage.

Gilead Japan will hold the marketing authorization of Jyseleca in Japan and will be responsible for product supply of Jyseleca in Japan, while Eisai will be responsible for product distribution of Jyseleca in Japan in RA. The companies will jointly commercialize the medicine to make it available to physicians and patients across Japan.

For more information, please see Gilead’s full press release on www.gilead.com.

Gilead is developing Jyseleca in collaboration with Galapagos. The two companies are conducting global studies investigating the potential role of Jyseleca in a variety of diseases, including the previously reported Phase 3 SELECTION trial in ulcerative colitis.

About Galapagos
Galapagos discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. The company’s pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Galapagos’ ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Galapagos Contacts

Investors:
Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784

Sofie Van Gijsel
Senior Director Investor Relations
+32 485 19 14 15
ir@glpg.com

Media:
Carmen Vroonen
Global Head of Communications & Public Affairs
+32 473 824 874

Anna Gibbins
Senior Director Therapeutic Areas Communications
+44 7717 801900
communications@glpg.com

Forward-looking statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that are subject to risks, uncertainties and other factors that could cause actual results to diﬀer materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, the inherent risks associated with clinical trial and product development activities, competitive developments, and regulatory approval requirements, including the risk that data from the ongoing and planned clinical research programs with filgotinib may not support registration or further development due to safety, efficacy or other reasons, the timing or likelihood of additional regulatory authorities approval of marketing authorization for filgotinib, such additional regulatory authorities requiring additional studies, Galapagos’ reliance on collaborations with third parties, including the collaboration with Gilead for filgotinib, the uncertainty regarding estimates of the commercial potential of filgotinib, as well as those risks and uncertainties identified in our Annual Report on Form 20-F for the year ended 31 December 2019 and our subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.